UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06777U101

(CUSIP Number)

June 10, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vital Fundco, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,224,463
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,224,463

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,463
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based upon 26,204,956 shares of the Issuer’s common stock (“Common Shares”) outstanding as of June 10, 2024, according to the Issuer.

1.	Names of Reporting Persons Francisco Partners Agility GP II Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only Francisco partner
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,224,463
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,224,463

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,463
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based upon 26,204,956 shares of the Issuer’s Common Shares outstanding as of June 10, 2024, according to the Issuer.

Item 1(a).	Name of Issuer

Barnes & Noble Education, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

120 Mountain View Boulevard

Basking Ridge, NJ 07920

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Vital Fundco, LLC (“Vital Fundco”); and
(ii)	Francisco Partners Agility GP II Management, LLC (“FP Agility GP II Management”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

For Vital Fundco:

227 Fayetteville Street, Suite 400

Raleigh, NC 27601

For FP Agility GP II Management:

One Letterman Drive, Building C, Suite 410

San Francisco, CA 94129

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

06777U101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by Vital FundCo. FP Agility GP II Management is the management entity of Vital Fundco and in such capacity may be deemed to beneficially own the reported securities. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.

The beneficial ownership percentage reported herein is based upon 26,204,956 Common Shares outstanding as of June 10, 2024, according to the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024

Vital Fundco, LLC

By:	/s/ Kenton W. Freeman
Name:	Kenton W. Freeman
Title:	Chief Executive Officer and President

Francisco Partners Agility GP II Management, LLC

By:	/s/ Steven Eisner
Name:	Steven Eisner
Title:	Managing Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of June 13, 2024